Mail Stop 3561
                                                            August 6, 2018

Julia D. Hartz
Chief Executive Officer
Eventbrite, Inc.
155 5th Street, 7th Floor
San Francisco, CA 94103

       Re:    Eventbrite, Inc.
              Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted July 23, 2018
              CIK No. 0001475115

Dear Ms. Hartz:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2018 letter.

Cover Page

1. We note your inclusion of user endorsements in the graphics you have added here and on page 88. Please confirm that these users have consented to their statements being included in your registration statement. Also, if any of these users were paid for these endorsements, please disclose that fact.
 Julia D. Hartz
Eventbrite, Inc.
August 6, 2018
Page 2

Risk Factors

Risks Related to Our Business and Industry

"Our payments system depends on third-party providers . . . ," page 17

2. We note that, in response to comment 6, you have revised your disclosure on pages
        17, 96 and 97 to describe certain termination-related provisions of your 2017 agreement with Square. Please also disclose the term of the agreement, the nature of your payment obligations (e.g. fixed or variable), and the duration of the "no termination" period you describe here. We note in that regard your disclosure that
        Square will become your primary online payment processing partner for EPP and your exclusive point-of-sale payment processing partner in the United States, Canada,
        Australia, the United Kingdom as well as any new territories Square enters into over time.

Management's Discussion and Analysis

Components of Results of Operations, page 71

3. We reissue comment 15 in part. Please revise to identify any specific payment methods which you expect will have a material impact on your cost of revenue as a percentage of revenue. We note in that regard your statement on page 71 that you expect such cost to fluctuate "as a result of certain factors, including . . . transaction costs associated with specific payment methods." We also note your revised disclosure on page 72 which states that you "anticipate that general and administrative expenses will decrease as a percentage of net revenue as our revenue grows and as we experience reductions in creator sales tax and VAT accruals."
        Please revise to explain why you expect creator sales tax and VAT accruals to decrease given that higher paid ticket volume in 2017 caused an increase in sales tax and VAT accruals during that period, per your revised disclosure on page 76.

4. We further note that, in response to comment 15, you have revised your disclosure on page 72 to state that you anticipate sales, marketing and support expenses to decrease as a percentage of net revenue in the long term due to "continued growth from our efficient customer acquisition channels." In addition, your revised disclosure in the first paragraph of page 76 identifies your leveraging of "low-cost customer acquisition channels" as a downward driver of sales, marketing and support expenses during 2017. Please revise to specify these "low-cost" and "efficient" customer acquisition channels and to explain why you expect relative growth in these channels such that they will drive a decrease in sales, marketing and support expenses as a percentage of net revenue in future periods.
 Julia D. Hartz
Eventbrite, Inc.
August 6, 2018
Page 3


Comparison of years ended December 31, 2016 and 2017, page 75

5. Please quantify the extent currency fluctuations and the increase in the proportion of lower price tickets quantitatively affects year-to-year comparisons of net revenues. In this regard, we note revenue per paid ticket declined in 2017 compared to 2016. To the extent practical, please provide a price volume variance analysis of your revenue per paid ticket.

Business

Our Market, page 89

6. As part of your response to comment 4, you cite a February 2012 news release from the U.S. Bureau of Labor Statistics as support for your statement on page 89 that the
        Bureau "projects that the event industry in the United States will grow by 44% by
        2020." Please revise your disclosure to clarify that this projection was released in
        February 2012 and represents a prior projection of growth from 2010 to 2020 in employment for meeting, convention, and event planners, and not market growth in the event industry overall. Alternatively, please remove this disclosure.

Our Technology Platform, page 93

7. We note your response to comment 9 and the related revisions to pages 26 and 94.
        Please further revise your disclosure to describe the payment arrangements under your agreement with AWS. For example, please specify whether the agreement establishes fixed fees and/or provides for a pay-as-you-go approach.

Index to Consolidated Financial Statements

Revenue Recognition, page F-10

8. We note your disclosure that the creator is the primary obligor in a ticketing transaction as the creator is responsible for providing the event and providing for refunds in the event of cancellation and that you receive a service fee for providing a platform for the creator and event attendee to transact. With respect to payment processing fees, we are unclear on how you are not the primary obligor with respect to processing the payment for the transaction. Please specifically address how you analyzed your rights and obligations of processing the payment when a customer uses
        EPP. Please finally advise what is being netted against the payment processing revenue, how payment processing fees or interchange fees are classified. We may have further comment.
 Julia D. Hartz
Eventbrite, Inc.
August 6, 2018
Page 4


Note 12 Common Stock

Common Stock Subject to Repurchase, page F-34

9. We have reviewed your response related to comment 24. Please tell us why you did not revise your disclosure here to reflect the fact you include unvested shares subject to repurchase in the number of shares of common stock outstanding.

Unaudited Pro Forma Condensed Combined Statements of Operations

Note 3 Pro Forma Adjustments, F-67

10. We have reviewed your response related to comment 25. Please revise your disclosure to clarify how you calculated the various pro forma adjustments.

       You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or
Jim
Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum
J. Hamidi, Special Counsel, at (202) 551-3421 or me at (202) 551-3720 with any other questions.


                                                             Sincerely,

                                                             /s/ Mara L. Ransom

                                                             Mara L. Ransom
                                                             Assistant Director
                                                             Office of Consumer
Products